Richard A. Fisher
General Counsel

December 5, 2008

Via Email Only

Mr. David Burton
Staff Accountant
Securities and Exchange Commission
Washington, DC 20549

Re:	Solomon Technologies, Inc. Item 4.01 8-K Filed November 13, 2008 File No. 0-50532

Dear Mr. Burton:

This is in response to your correspondence dated November 18, 2008 regarding the above-captioned matter, in which you noted that our accounting firm, CCR LLP was not registered with the PCAOB.

Please be advised CCR LLP is in the PCAOB’s system as of November 19, 2008, which is one day later than the date on your correspondence.  The prior name of CCR LLP, and the name under it was previously registered with the PCAOB, was Carlin, Charron & Rosen, LLP.

Based on the above, we do not intend to file an amended Form 8-K.

If you should have any questions, please feel free to telephone me directly at (401) 245-5948.

Sincerely,

/s/ Richard A. Fisher

14 Commerce Drive
Danbury, CT 06810
Office: (203) 748-7001
Fax: (203) 797-9285